

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

James Brady
Chief Financial Officer
Northern Star Investment Corp. IV
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue, 11th Floor
New York, NY 10174

> **Re: Northern Star Investment Corp. IV**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 3, 2023**
> **File No. 001-40135**

Dear James Brady:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeffrey M. Gallant